UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

ALST Casino Holdco, LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

N/A
(CUSIP Number)

Ellis Landau
395 E. Sunset Road
Las Vegas, Nevada 89119
(702) 368-1131
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

- With a copy to -

Tracey A. Zaccone, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

July 26, 2012
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ellis Landau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 170,292 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 170,292 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,292 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No.	SCHEDULE 13D	Page 3 of 5

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units, no par value (the “Common Units”), of ALST Casino Holdco, LLC, a Delaware limited liability company (the “Issuer”), whose principal executive offices are located at 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

Item 2. Identity and Background.

This Schedule 13D is being filed by Mr. Ellis Landau, a United States citizen (the “Reporting Person”).

The Reporting Person’s principal occupation is private investor.  The Reporting Person’s business address is 395 E. Sunset Road, Las Vegas, NV 89119.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person is the sole member of each of ALST Casino Voteco I, LLC (“Voteco I”) and ALST Casino Voteco II, LLC (“Voteco II” and, together with Voteco I, the “Voteco Entities”), which exercise investment and voting power with respect to an aggregate of 170,172 Common Units (the “North LV Units”) held by North LV Holdco II LLC (“North LV II”) and North LV Holdco III LLC (“North LV III” and, together with North LV II, the “North LV Entities”), respectively.  Based on the foregoing relationships, the Reporting Person may be deemed to beneficially own the North LV Units.  The Reporting Person disclaims beneficial ownership of the North LV Units.

On May 8, 2012 and July 13, 2012, the Issuer granted the Reporting Person 75 Common Units and 45 Common Units, respectively, for an aggregate of 120 Common Units (the “Granted Units”) as compensation for his services as a member of the board of managers (the “Board”) of the Issuer.  No funds were expended by the Reporting Person for this compensatory equity grant.

Item 4.  Purpose of Transaction.

Each of North LV II and North LV III acquired their respective North LV Units primarily for investment purposes.  The Reporting Person, in his capacity as the sole member of the Voteco Entities, may determine to purchase additional Common Units depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors.  While the Reporting Person does not have any present plans to sell any of the North LV Units held by the North LV Entities, he could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the North LV Units.

As a member of the Board and as President and Treasurer of the Issuer, the Reporting Person takes and will continue to take an active role in the Issuer’s management and strategic direction.  Additionally, in his capacity as a unitholder of the Issuer, the Reporting Person reviews and

CUSIP No.	SCHEDULE 13D	Page 4 of 5

intends to continue to review, on an ongoing and continuing basis, his investment in the Issuer.  While the Reporting Person does not have any present plans to sell any of the Granted Units, depending upon price, market conditions, availability of funds, evaluation of alternative investments, other investment and business opportunities available to the Reporting Person, tax considerations and other factors and subject to applicable law and in compliance with the Issuer’s policies pertaining to transfer of the Common Units, the Reporting Person may from time to time acquire additional Common Units or sell or otherwise dispose of some or all of the Granted Units. In addition, the Reporting Person may receive additional Common Units as compensation for services provided in his role as a member of the Board.

Except as set forth above, the Reporting Person has no intention to effect any of the transactions described in Item 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)   Calculation of percentage ownership in this Schedule 13D is based on a total of 432,213 Common Units outstanding as of July 16, 2012.  The North LV Units and the Granted Units in the aggregate represent approximately 39.4% of total number of Common Units outstanding.

(b)   The Reporting Person has sole voting power and sole dispositive power over the North LV Units.  The information in the first paragraph of Item 3 is incorporated by reference into this Item 5(b).  The Reporting Person has sole voting power and sole dispositive power over the Granted Units.

(c)   On July 13, 2012, the Issuer granted the Reporting Person 45 Common Units as compensation for his services as a member of the Board. No funds were expended by the Reporting Person for this compensatory equity grant.  The information in the second paragraph of Item 3 is incorporated by reference into this Item 5(c).

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 4 is incorporated by reference into this Item 6.

The Issuer granted the Reporting Person the Granted Units, subject to the terms and conditions of the Issuer’s 2011 Equity Plan (the “Plan”) and the Amended and Restated Operating Agreement of the Issuer (the “Operating Agreement”).  The Granted Units fully vested on each of the dates they were granted.  Following termination of the Reporting Person’s service as a member of the Board, the Issuer has the right to repurchase the Granted Units at a purchase price equal to the then fair market value of such Granted Units.

On December 6, 2011, the Issuer granted the Reporting Person 500 Incentive Units of the Issuer (the “Incentive Units”), subject to the terms and conditions of the Plan and the Operating Agreement.  The Incentive Units are intended to be treated as profits interests for U.S. federal income tax purposes. The Incentive Units are non-voting, and will vest in accordance with a schedule determined in the discretion of the Board.  The Incentive Units granted to the Reporting Person on December 6, 2011 will fully vest on December 6, 2012.

CUSIP No.	SCHEDULE 13D	Page 5 of 5

Item 7.  Materials to be Filed as Exhibits.

Not applicable.

CUSIP No.	SCHEDULE 13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2012

By:	/s/ Ellis Landau
Ellis Landau